Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 3 DATED JUNE 11, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 1 dated May 14, 2015 and Supplement No. 2 dated May 29, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering; and

•	entry into a credit facility.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 10, 2015, we received and accepted subscriptions in our offering for 62.2 million shares, or $619.4 million, including 0.3 million shares, or 3.1 million, sold to NorthStar Realty Finance Corp. As of June 10, 2015, 103.6 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Credit Facility
On June 5, 2015, MS Loan NT-II, LLC, or MS Loan II, an indirect wholly-owned subsidiary of NorthStar Real Estate Income II, Inc., or NorthStar Income II, entered into a master repurchase and securities contract agreement, or the MS credit facility, with Morgan Stanley Bank, N.A., or Morgan Stanley. The MS credit facility provides up to $200.0 million to finance first mortgage loans, senior loan participations and other commercial mortgage loan debt instruments secured by commercial real estate, as described in more detail in the MS credit facility documentation.

Advances under the MS credit facility accrue interest at per annum rates ranging from the one-month London Interbank Offered Rate, plus a spread of 2.25% to 2.75%. The MS credit facility provides for advance rates of up to 80% of the value of the purchased asset, depending on the loan-to-value ratio of such asset and subject to adjustment. The initial maturity date of the MS credit facility is June 5, 2018, with annual one-year extensions at MS Loan II’s option, which may be approved or denied in Morgan Stanley's sole discretion as further set forth in the MS credit facility documentation. The MS credit facility will act as a revolving credit facility that can be paid down and subsequently re-drawn.

In connection with the MS credit facility, NorthStar Income II and NorthStar Real Estate Income Operating Partnership II, LP, or the operating partnership, and together with NorthStar Income II, or the guarantors, entered into a limited guaranty with Morgan Stanley, or the guaranty, under which the guarantors agreed to guaranty MS Loan II's payment and performance obligations under the MS credit facility. Subject to certain exceptions, the maximum liability under the guaranty will not exceed 25% of the aggregate repurchase price of all purchased assets under the MS credit facility.

The MS credit facility and guaranty contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the guaranty contains financial covenants that require NorthStar Income II to maintain: (i) minimum total equity, as defined in the guaranty, of $250.0 million; (ii) minimum liquidity, as defined in the guaranty, of $10.0 million; and (iii) a ratio of total borrowings to total equity of not greater than 250%. In addition, Morgan Stanley may stop making advances under the MS credit facility if any conditions precedent to funding are not satisfied.

1